

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2020

Robert Cohen
Interim Chief Executive Officer
Zomedica Corp.
100 Phoenix Drive, Suite 180
Ann Arbor, MI 48108

      Re: Zomedica Corp.
           Registration Statement on Form S-4
           Filed October 9, 2020
           File No. 333-249401

Dear Mr. Cohen:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences

cc: John D. Hogoboom, Esq.